EXHIBIT 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)        Name of company

           Cambridge Antibody Technology

2)        Name of shareholder having a major interest

           Wellington Management Company

3)        Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

           Non-beneficial

4)        Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

           Investment Advisor - names of separate accounts not disclosed

5)        Number of shares/amount of stock acquired

           Not disclosed

6)        Percentage of issued class

           Not disclosed

7)        Number of shares/amount of stock disposed

           Nil

8)        Percentage of issued class

           Nil

9)        Class of security

           Ordinary 10p shares

10)      Date of transaction

           Not disclosed

11)      Date company informed

           18 December 2003

12)     Total holding following this notification

           3,847,815

13)      Total percentage holding of issued class following this notification

           9.39%

14)      Any additional information

           The accounts do not act as a group nor do they act in concert with respect to the interests in shares

15)      Name of contact and telephone number for queries

           Diane Mellett        01223 471471

16)     Name and signature of authorized company official responsible for making this notification

           Diane Mellett, Company Secretary

           Date of notification        18 December 2003